Contact

www.linkedin.com/in/anton-devenish (LinkedIn)
www.capsll.life (Company)

Top Skills

Advertising
Brand Strategy
Project Management

Anton Devenish

Head of Product Development at Capsll, INC
Badung

Summary

A successful background in Digital Media, Design, Marketing, Development, Advertising and Automation, has enabled me to easily transition into the role of co-founder & head of product in a startup that we truly believe is going to positively affect the lives of hundreds of millions of people, for generations to come.

Where do you save your memories, to share, or leave as your legacy? At best they're likely scattered across social media, if recorded at all. The Capsll app gives you digital time capsules to tell your life stories, save your history, and pass on your legacy.

Join us!

Experience

Capsll, INC
Co-Founder & Head of Product
October 2020 - Present (1 year)
Austin, Texas, United States

Ignite Media HQ
Creative Director
August 2014 - Present (7 years 2 months)
Bali Province, Indonesia

Building UI/UX and Digital Brand Strategies for Medium to Large Enterprise. Complex Digital Project Management. Digital automation and process engineering.

Education

Varsity College
Institue of Marketing Managers, Marketing/Marketing Management, General · (January 1998 - November 1999)

Rondebosch Boys' High School

Senior Schooling · (January 1992 - November 1996)